UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------


                                    FORM 11-K



(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year end December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-11961



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
      CARRIAGE SERVICES 401(K) PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: CARRIAGE SERVICES, INC. 1300 POST OAK BLVD., SUITE 1500 HOUSTON, TEXAS 77056

                              REQUIRED INFORMATION

a. FINANCIAL STATEMENTS. The following financial statements are furnished for the Plan.


      1. Audited Statement of Net Assets Available for Benefits as of December 31, 1999 and 1998.

      2. Audited Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1999.

      3.    Notes to Financial Statements.

      4.    Schedules

            (a)   Assets Held for Investment Purposes
            (b)   Reportable Transactions

b.    EXHIBITS

      None

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                             CARRIAGE SERVICES, INC.
                                  401 (k) Plan

By: /s/ TIMOTHY R. MCBROOM                        Date: June 28, 2000
        ------------------
        Timothy R. McBroom
        Assistant Vice President and
        Treasurer

                          CARRIAGE SERVICES 401(K) PLAN
                          -----------------------------




                              FINANCIAL STATEMENTS
                     WITH REPORT OF INDEPENDENT ACCOUNTANTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                          CARRIAGE SERVICES 401(K) PLAN
                                TABLE OF CONTENTS



                                                                     PAGE(S)
                                                                     -------
Report of Independent Accountants                                      1

Financial Statements:

  Statement of Net Assets Available for
    Benefits as of December 31, 1999 and 1998                          2

  Statement of Changes in Net Assets Available
    for Benefits for the year ended December 31,
    1999 and 1998                                                      3

  Notes to Financial Statements                                       4-10

Supplemental Schedules*:

  Item 27a - Schedule of Assets Held for
    Investment Purposes as of December 31, 1999                        11

  Item 27d - Schedule of Reportable Transactions
    for the year ended December 31, 1999                               12



* Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors
Carriage Services, Inc.:


We have audited the accompanying statement of net assets available for benefits of the Carriage Services 401(k) Plan as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Carriage Services 401(k) Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999 and reportable transactions for the year ended December 31, 1999 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Ham, Langston & Brezina L.L.P.

Houston, Texas
June 23, 2000

                          CARRIAGE SERVICES 401(K) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1999 AND 1998


     ASSETS                                         1999           1998
                                                 ----------     ----------

Investments:
  Registered investment companies (mutual
    funds) at market value:
    Dreyfus Founders Growth Fund ............    $2,019,548*    $  843,583*
    Scudder Growth and Income Fund ..........     1,291,934*       753,648*
    Wasatch Advisors Growth Fund ............       785,880*       439,875*
    Lazard Small Capital Portfolio ..........       610,840*       428,716*
    Brinson Global Equity Fund ..............       585,779*       289,976*
    Montgomery Emerging Markets Fund ........          --          100,443
    Loomis Sayles Bond Retail Fund ..........        44,001         59,709
    Loomis Sayles Bond Fund .................       129,277         25,813
    Dreyfus GNMA Fund .......................       143,673        103,100
    Warburg Pincus Global Fixed Income Fund .        80,525         29,601
    MCM Stable Value Advisory Fund ..........     1,263,410*     1,073,318*
    Strong Government Securities Fund .......       176,333        128,838
    Smith Barney Money Market Government
      Portfolio .............................        16,242           --
    Warburg Pincus Emerging Markets Fund ....       256,141           --
                                                 ----------     ----------

      Total mutual funds ....................     7,403,583      4,276,620

  Carriage Services, Inc. Class A common
    stock ...................................       222,543        546,861*
                                                 ----------     ----------

        Total investments ...................     7,626,126      4,823,481
                                                 ----------     ----------

Participant loans receivable ................       190,594         89,369
Contributions receivable:
  Employer ..................................         8,204         28,203
  Employee ..................................        52,762        146,680
                                                 ----------     ----------

        Total contributions receivable ......        60,966        174,883
                                                 ----------     ----------

          Total assets ......................     7,877,686      5,087,733
                                                 ----------     ----------


LIABILITIES

Excess contributions payable ................        72,770          7,768
                                                 ----------     ----------

          Total liabilities .................        72,770          7,768
                                                 ----------     ----------

            Net assets available for benefits    $7,804,916     $5,079,965
                                                 ==========     ==========


* Represents five percent or more of net assets.

                     The accompanying notes are an integral
                       part of these financial statements.

                          CARRIAGE SERVICES 401(K) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                  1999          1998
                                               ----------    ----------
Additions to net assets attributable to:
  Investment income
    Net appreciation in fair value
      of investments ......................    $  349,533    $  417,563
    Dividends .............................        60,124        29,218
    Interest ..............................        12,841        40,947
                                               ----------    ----------

      Total investment income .............       422,498       487,728
                                               ----------    ----------

  Contributions
    Employer ..............................       275,586       204,422
    Participants ..........................     1,850,511     1,384,157
    Rollovers .............................       840,670        74,856
                                               ----------    ----------

      Total contributions .................     2,966,767     1,663,435
                                               ----------    ----------

        Total additions ...................     3,389,265     2,151,163

Deductions from net assets attributable to:
  Benefit payments ........................       542,971       258,641
  Excess contributions ....................       118,893         7,768
  Administrative expenses .................         2,450          --
                                               ----------    ----------

        Total deductions ..................       664,314       266,409
                                               ----------    ----------

Net increase ..............................     2,724,951     1,884,754

Net assets available for benefits,
  beginning of year .......................     5,079,965     3,195,211
                                               ----------    ----------

Net assets available for benefits,
  end of year .............................    $7,804,916    $5,079,965
                                               ==========    ==========


                     The accompanying notes are an integral
                       part of these financial statements.

                          CARRIAGE SERVICES 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF PLAN

     The Carriage Services 401(k) Plan (the "Plan") was originally established by Carriage Funeral Holdings, Inc. (the "Company") through the adoption of the Powell, Townsend & Associates, Inc. Regional Prototype 401(k) Plan and Trust effective March 19, 1993. The Plan was amended and restated effective January 1, 1998 upon adoption of the Travelers Insurance Company Flexible Nonstandardized Safe Harbor Prototype 401(k) Profit Sharing Plan. The restated plan provisions are not significantly changed from the Plan as originally adopted. The Plan is a defined contribution, deferred compensation and 401(k) plan under Section 401(k) of the Internal Revenue Code (the "Code"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The Company has the right, under the Plan agreement, to terminate the Plan, although the Company has no intention to do so. Upon termination, assets would be distributed to the participants.

     ELIGIBILITY AND CONTRIBUTION

     Employees are eligible to participate in the Plan on the Plan entry date immediately following the completion of one hour of service and attainment of 21 years of age. Plan entry date is on January 1st, April 1st, July 1st or October 1st immediately following employment and meeting the service requirements. Participants may make an elective contribution on a tax-deferred basis of up to 15 percent of total compensation, subject to certain limitations provided for in the Code. The Company elected to contribute on behalf of each participant an amount equal to 25 percent of the participant's contribution up to 5 percent of the participant's compensation during 1999 and 1998.

     Participant contributions include excess contributions which will be refunded to participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions payable in the amount of $72,770 and $7,768 has been reflected in the statements of net assets available for benefits as of December 31, 1999 and 1998, respectively.

     ALLOCATION OF EMPLOYER CONTRIBUTIONS

     For non-matching discretionary employer contributions, if any, each participant's account is credited with an allocation of employer contributions based on the ratio that the participant's compensation for the plan year bears to total compensation for all qualifying participants during the plan year.


                                    Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


1.   DESCRIPTION OF PLAN, CONTINUED

     PARTICIPANT LOANS

     A participant may borrow from the Plan in any amount greater than $1,000 but less than the lesser of $50,000 or fifty percent of the participant's vested account balance. Loans are secured by the participant's vested balance in his account. Repayments are made at least quarterly, and the term cannot exceed five years, except in the case of a home loan, which can extend up to 30 years. Participant loans outstanding as of December 31, 1999 and 1998 totaled $190,594 and $89,369, respectively. As of December 31, 1999 such participant loans bore interest at rates ranging from 9.75% to 10.75% per year.

     INVESTMENT OPTIONS

     As of December 31, 1999 and 1998, participants could direct the investment of their accounts in the following investment options offered through the plan custodian, Smith Barney Corporate Trust Company:

     Dreyfus Founders Growth Fund - A mutual fund that invests in common stocks of established companies with market capitalizations of greater than $500 million and with, in the view of the fund manager, an above average prospect for growth.

     Scudder Growth and Income Fund - A mutual fund with the investment objective of long-term capital growth while providing current income and growth in income. This fund invests primarily in common stocks and convertible securities of companies that pay current dividends and that, in the view of the fund manager, offer the prospect of growth of earnings.

     Wasatch Advisors Growth Fund - A mutual fund with the investment objective of aggressive growth. This fund invests primarily in common stock of companies that, in the view of the fund manager, have superior growth potential.

     Lazard Small Capital Portfolio - A mutual fund with the investment objective of outperforming the Russell 2000 Index. This fund invests primarily in companies with market capitalization of less than $1 billion.

     Brinson Global Equity Fund - A mutual fund that invests primarily in the equity securities of major non-U.S. companies, with a concentration of investment in Europe.

     Montgomery Emerging Markets Fund - A mutual fund with the investment objective of capital appreciation. The fund invests primarily in companies operating in developing economies throughout the world.

                                    Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


1.   DESCRIPTION OF PLAN, CONTINUED

     Loomis Sayles Bond Retail Fund - A mutual fund with the investment objective of high total investment return through a combination of current income and capital appreciation. The fund invests primarily in debt securities, although the purchase of preferred stocks is allowed.

     Loomis Sayles Bond Fund - A mutual fund with the investment objective of high total investment return through a combination of current income and capital appreciation. The fund invests primarily in debt securities, although the purchase of preferred stocks is allowed.

     Dreyfus GNMA Fund - A mutual fund with the investment objective of producing the highest level of current income which is consistent with preservation of capital by investing principally in securities issued by the Government National Mortgage Association ("GNMA").

     Warburg Pincus Global Fixed Income Fund - A mutual fund with the investment objective of maximum total return consistent with prudent investments. This fund invests approximately 65% of assets in fixed income securities in at least three countries.

     MCM Stable Value Advisory Fund - A mutual fund with the investment objective of total return consistent with low risk and liquidity. This fund invests primarily in short to intermediate term debt securities.

     Strong Government Securities Fund - A mutual fund with the investment objective of producing high current income and total return by investing in medium and longer term U.S. government securities. This fund invests only in investment grade bonds.

     Smith Barney Money Market Government Portfolio - A portfolio with the investment objective of providing maximum current income consistent with the conservation of capital. The portfolio maintains a dollar-weighted average maturity of 90 days or less, and all securities have effective maturities of 13 months or less.

     Warburg Pincus Emerging Markets Fund - A fund seeking growth of capital by investing primarily in equity securities of companies in emerging markets.

     Carriage Services, Inc. Class A Common Stock - Equity securities of the Company.

     Prior to April 3, 1998, Great-West Life and Annuity Insurance Company ("Great West") was the custodian of the Plan's assets and offered a total of 34 investment options to participants.


                                    Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


1.   DESCRIPTION OF PLAN, CONTINUED

     VESTING

     Participants are fully vested in their elective contributions. Employer contributions are vested 100 percent upon participants attaining normal retirement age (as defined by the Plan document). Prior to retirement age, a participant's interest in employer contributions made in the participant's behalf vest in accordance with the following schedule:
                                                  PERCENT OF
              YEARS OF                          NONFORFEITABLE
              SERVICE                              INTEREST
            -----------                         --------------
            Less than 1                                0%
            1                                         20
            2                                         40
            3                                         60
            4                                         80
            5 or more                                100

     For purposes of vesting, a year of service is 500 hours worked within a single plan year. Forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions. Forfeited amounts utilized to reduce employer contributions during 1999 and 1998 were $17,762 and $5,981, respectively.

     RETIREMENTS AND TERMINATIONS

     In the case of a participant's retirement, death, permanent disability or termination of employment, the participant or his designated beneficiary may elect to receive the value of the participant account, in accordance with the provisions of the Plan, in a lump-sum distribution, installment payments or a combination thereof.

     ADMINISTRATION

     The Plan is administered by the Company. Two officers of the Company have been appointed by the board of directors of the Company to act as trustees and oversee the activities of the Plan. Certain administrative functions are performed by officers or employees of the Company. No officers or employees receive compensation from the Plan. The custodian of the Plan's assets is Smith Barney Corporate Trust Company ("Smith Barney").

     All administrative costs, with the exception of loan set-up and maintenance fees, are paid by the Company. Loan fees are paid by the participant.


                                    Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The Plan's financial statements have been prepared on the accrual basis of accounting.

     ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

     INVESTMENTS

     Investments are carried at fair value based on quoted market prices in an active market.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

     RECLASSIFICATIONS

     Certain amounts presented in the accompanying financial statements at December 31, 1998 have been reclassified to conform to the presentation used at December 31, 1999. These reclassifications had no impact on net assets available for benefits or changes in net assets available for benefits.


3.   INVESTMENTS IN REGISTERED INVESTMENT COMPANIES

     Investments in registered investment companies ("mutual funds") consisted of the following at December 31, 1999 and 1998:


                                    Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


3.   INVESTMENTS IN REGISTERED INVESTMENT COMPANIES, CONTINUED

                                                                   CURRENT
       DECEMBER 31, 1999                              SHARES        VALUE
       ----------------------------------          -----------   ----------
       Dreyfus Founders Growth Fund                84,606.1364   $2,019,548
       Scudder Growth and Income Fund              48,405.1890    1,291,934
       Wasatch Advisors Growth Fund                34,468.3708      785,880
       Lazard Small Capital Portfolio              36,998.1853      610,840
       Brinson Global Equity Fund                  41,485.8016      585,779
       Loomis Sayles Bond Retail Fund               3,819.5341       44,001
       Loomis Sayles Bond Fund                     11,221.8982      129,277
       Dreyfus GNMA Fund                           10,373.5227      143,673
       Warburg Pincus Global Fixed Income
         Fund                                       8,076.7148       80,525
       MCM Stable Value Advisory Fund             115,068.6432    1,263,410
       Strong Government Securities Fund           17,493.3918      176,333
       Smith Barney Money Market Govern-
         ment Portfolio                            16,242.0000       16,242
       Warburg Pincus Emerging Markets
         Fund                                      20,377.1738      256,141
                                                                 ----------

         Total at December 31, 1999                              $7,403,583
                                                                 ==========


       DECEMBER 31, 1998
       ----------------------------------
       Founders Growth Fund                        41,331.8662   $  843,583
       Scudder Growth and Income Fund              28,644.9341      753,648
       Wasatch Advisors Growth Fund                22,479.9811      439,875
       Lazard Small Capital Portfolio              24,709.8535      428,716
       Brinson Global Equity Fund                  23,925.4392      289,976
       Montgomery Emerging Markets Fund            12,586.8195      100,443
       Loomis Sayles Bond Retail Fund               4,996.5526       59,709
       Loomis Sayles Bond Fund                      2,237.5399       25,813
       Dreyfus GNMA Fund                            7,081.0616      103,100
       Warburg Pincus Global Fixed Income
         Fund                                       2,792.5808       29,601
       MCM Stable Value Advisory Fund             103,344.4502    1,073,318
       Strong Government Securities Fund           11,973.7536      128,838
                                                                 ----------

         Total at December 31, 1998                              $4,276,620
                                                                 ==========


4.   INVESTMENT IN CARRIAGE SERVICES, INC. CLASS A COMMON STOCK

     The investment in Carriage Services, Inc. Class A common stock consisted of 36,483.8308 and 19,173.6711 shares of the Company's common stock at December 31, 1999 and 1998, respectively.


                                    Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


5.   CREDIT RISK

     The Plan provides for various investments in mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and the amounts reported in participant accounts.


6.   TAX STATUS

     On April 29, 1995, the Plan received a favorable determination letter from the Internal Revenue Service (the "IRS"). Subsequent to the date of that original letter, the Company adopted an amendment and restatement of the Plan and has requested a determination letter covering the restated plan. The trustees believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the trustees believe that the Plan is qualified and the related trust is tax-exempt as of December 31, 1999 and 1998.

                             SUPPLEMENTAL SCHEDULES

                          CARRIAGE SERVICES 401(K) PLAN
           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1999


EIN:  76-0339922
PN:   001

                                               NUMBER                      CURRENT
DESCRIPTION OF ASSET                          OF SHARES       COST          VALUE
-------------------------------------        -----------   ----------    ----------
Investments held in custody
  of Salomon Smith Barney,
  Inc.:
  Registered Investment Companies:
    Dreyfus Founders Growth Fund             84,606.1364    $1,782,382    $2,019,548
    Scudder Growth and Income Fund           48,405.1890     1,358,716     1,291,934
    Wasatch Advisors Growth Fund             34,468.3708       709,114       785,880
    Lazard Small Capital Portfolio           36,998.1853       694,564       610,840
    Brinson Global Equity Fund               41,485.8016       514,185       585,779
    Loomis Sayles Bond Retail Fund            3,819.5341        49,215        44,001
    Loomis Sayles Bond Fund                  11,221.8982       133,736       129,277
    Dreyfus GNMA Fund                        10,373.5227       151,451       143,673
    Warburg Pincus Global Fixed
      Income Fund                             8,076.7148        84,199        80,525
    MCM Stable Value Advisory Fund          115,068.6432     1,177,675     1,263,410
    Strong Government Securities Fund        17,493.3918       185,257       176,333
    Smith Barney Money Market Govern-
      ment Portfolio                         16,242.0000        16,242        16,242
    Warburg Pincus Emerging Markets
      Fund                                   20,377.1738       145,612       256,141
                                                            ----------    ----------

      Total investment in shares of
        registered investment
        companies                                            7,002,348     7,403,583
                                                            ----------    ----------

  Common Stock - Carriage Services,
    Inc.                                     36,483.8308       626,644       222,543
                                                            ----------    ----------

        Total assets held for investment
          purposes                                          $7,628,992    $7,626,126
                                                            ==========    ==========


Participant Loans (bearing interest at
  rates ranging from 9.75% to 10.75%)                       $  190,594    $  190,594
                                                            ==========    ==========

                          CARRIAGE SERVICES 401(K) PLAN
                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999


EIN:  76-0339922
PN:   001

                                                                           PURCHASE/      MARKET         NET
                                              NUMBER OF      NUMBER          SALES        VALUE/        GAIN/
DESCRIPTION OF ASSET                         TRANSACTIONS   OF SHARES        PRICE         COST         (LOSS)
--------------------                         ------------   -----------    ----------    ----------    --------

PURCHASES

Investments held in custody of Salomon
  Smith Barney, Inc.:
  Dreyfus Founders Growth Fund .......            77        52,264.9532    $1,336,348    $1,336,348    $     --
  Scudder Growth and Income Fund .....            61        28,391.8331     1,017,065     1,017,065          --
  Wasatch Advisors Growth Fund .......            50        17,099.9931       448,123       448,123          --
  Lazard Small Capital Portfolio .....            47        20,697.0494       525,004       525,004          --
  Brinson Global Equity Fund .........            45        22,948.9975       335,400       335,400          --
  Loomis Sayles Bond Retail Fund .....             8           407.4564        25,230        25,230          --
  Loomis Sayles Bond Fund ............            40        10,303.8206       139,519       139,519          --
  Dreyfus GNMA Fund ..................            45         5,301.2485       105,227       105,227          --
  Warburg Pincus Global Fixed Income
    Fund .............................            39         6,683.5689        84,673        84,673          --
  MCM Stable Value Advisory Fund .....            85        36,048.8657       631,490       631,490          --
  Strong Government Securities .......            46        12,736.0668       210,123       210,123          --
  Warburg Pincus Emerging Markets Fund            33        24,242.6120       198,022       198,022          --
  Montgomery Emerging Markets Fund ...             3           947.3299       145,693       145,693          --
  Carriage Services, Inc. Common Stock            45        20,932.0930       352,263       352,263          --


SALES

Investments held in custody of Salomon
  Smith Barney, Inc.:
  Dreyfus Founders Growth Fund .......            63         8,990.6830    $  199,905    $  181,345    $   18,560
  Scudder Growth and Income Fund .....            67         8,631.5782       229,083       244,651       (15,568)
  Wasatch Advisors Growth Fund .......            52         5,111.6034        99,564       104,942        (5,378)
  Lazard Small Capital Portfolio .....            61         8,408.7176       143,664       165,559       (21,895)
  Brinson Global Equity Fund .........            39         5,388.6351        67,315        65,781         1,534
  Montgomery Emerging Markets Fund ...             3        13,534.1494       103,948       138,287       (34,339)
  Loomis Sayles Bond Retail Fund .....            12         1,584.4749        18,917        20,429        (1,512)
  Loomis Sayles Bond Fund ............            30         1,319.4623        15,400        16,377          (977)
  Dreyfus GNMA Fund ..................            29         2,008.7874        28,662        29,569          (907)
  Warburg Pincus Global Fixed Income
    Fund .............................            17         1,399.4349        14,393        14,765          (372)
  MCM Stable Value Advisory Fund .....            67        24,324.6727       260,030       246,268        13,762
  Strong Government Securities .......            28         7,216.4016        76,019        77,410        (1,391)
  Warburg Pincus Emerging Markets Fund            31         3,865.4382        30,793        26,205         4,588
  Carriage Services, Inc. Common Stock            33         3,621.9333        53,189        83,392       (30,203)

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